

June 30, 2020

Jeffrey Herbers
Chief Financial Officer
Cypress Environmental Partners, L.P.
5727 South Lewis Avenue
Suite 300
Tulsa, OK 74105

> **Re: Cypress Environmental Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2020**
> **File No. 001-36260**

Dear Mr. Herbers:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2020

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Goodwill, page 11

1. We note you performed a quantitative impairment analysis of the goodwill allocated to your Environmental Services segment and determined that goodwill was not impaired. To the extent that the estimated fair value of your Environmental Services segment was not substantially in excess of its carrying value, please disclose the percentage by which fair value exceeded the carrying value in management's discussion and analysis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation